Exhibit 1

Stock Symbol: AEM (NYSE and TSX)	For further information:
David Smith; VP, Investor Relations
(416) 947-1212

(All amounts expressed in U.S. dollars unless otherwise noted)

AGNICO-EAGLE REPORTS 2008 RESULTS;
RECORD QUARTERLY AND ANNUAL GOLD PRODUCTION;

RECORD GOLD RESERVES AND RESOURCES

Toronto (February 18, 2009) – Agnico-Eagle Mines Limited (“Agnico-Eagle” or the “Company”) today reported quarterly net income of $21.9 million, or $0.15 per share for the fourth quarter of 2008.  This result includes a non-cash foreign currency translation gain of $51.5 million, or $0.35 per share, and a tax recovery of $11.1 million, or $0.07 per share, offset partly by a non-cash writedown of investments of $39.2 million, or $0.27 per share.  In the fourth quarter of 2007, the Company reported net income of $65.2 million, or $0.46 per share.

Fourth quarter 2008 cash used by operating activities was $46.4 million (net of a change in working capital of minus $52.1 million), down from cash provided by operating activities of $48.8 million in the fourth quarter of 2007, primarily due to lower metal prices and working capital movements, offset partly by higher gold production.

“Compared to the fourth quarter last year, gold production increased 48% as LaRonde continued its steady performance and the new Goldex mine achieved its design capacity in December”, said Sean Boyd, Vice-Chairman and Chief Executive Officer.  “In addition, with our gold reserves at record levels we are well positioned to continue to increase gold output with 2009 production expected to rise more than 100% from the 2008 level”, added Mr. Boyd.

Fourth quarter 2008 highlights include:

•                  Record Production – record gold production of 89,360 ounces in the fourth quarter contributing to record annual gold production of 276,762 ounces

•                  Good Cost Control – operating cost per tonne targets achieved at both LaRonde and Goldex

•                  Record gold reserves – gold reserves rise 8%, or 1.4 million ounces net of production, to 18.1 million ounces

•                  Record gold resources – gold resources rise to record level, even after conversion of 1.7 million ounces to reserves in 2008

•                  Gold Production Growth Accelerating – Goldex achieves design capacity.  Kittila in the commissioning phase and pouring gold.  Lapa and Pinos Altos on track for 2009 openings.  Meadowbank set to open in first quarter of 2010

For the full year 2008, the Company recorded net income of $73.2 million, or $0.51 per share.  In 2007, Agnico-Eagle recorded net income of $139.3 million, or $1.05 per share.

Compared with 2007, full year 2008 earnings were negatively affected by a lower realized price and reduced production of zinc.  This was partially offset by 20% higher gold production and higher realized gold prices.  Full year 2008 earnings per share were also diluted by the issuance of a total of 12.4 million shares during the year, as previously announced.

For 2008, the Company recorded cash provided by operating activities of $118.1 million.  This is down from 2007 when cash provided by operating activities totaled $245.5 million.  The decrease in cash provided by operating activities was largely due to the same factors that negatively affected earnings.

The Company’s financial position remains strong with cash and cash equivalents of $99.4 million at December 31, 2008 and undrawn credit lines of approximately $345 million.

Payable gold production(1) in the fourth quarter of 2008 was a record 89,360 ounces at total cash costs per ounce(2) of $463.  This compares with payable gold production of 60,183 ounces, at total cash costs per ounce of minus $184 in the fourth quarter of 2007.  The increase in total cash costs per ounce in the fourth quarter of 2008 is mainly due to large realized and unrealized settlement losses on zinc and copper concentrates (totaling $16 million in the fourth quarter).  These losses arose as zinc prices decreased significantly between shipment and settlement of the concentrates in the fourth quarter.  Without these settlement losses total cash costs per ounce would have been below $300 per ounce.

Payable gold production for the full year 2008 was a record 276,762 ounces at total cash costs per ounce of $162.  These costs place Agnico-Eagle’s gold production in the lowest quartile of costs in the industry.  This production compares to the full year 2007 level of 230,992 ounces at total cash costs per ounce of minus $365.  The higher gold production in 2008 was largely due to the start-up of the new Goldex mine, which declared commercial production in August.  The higher costs were largely due to the significantly lower prices, and lower production of zinc and copper during 2008.

Conference Call Today

The Company’s senior management will host a conference call on Wednesday, February 18, 2009 at 4:30pm (E.S.T.) to discuss financial results and provide an update of the Company’s exploration and development activities.

Via Webcast:

A live audio webcast of the meeting will be available on the Company’s website homepage at www.agnico-eagle.com.

Via Telephone:

For those preferring to listen by telephone, please dial 416-644-3418 or Toll-free 800-731-6941.  To ensure your participation, please call approximately five minutes prior to the scheduled start of the call.

(1) Payable production of a mineral means the quantity of mineral produced during a period contained in products that are sold by the Company, whether such products are sold during the period or held as inventory at the end of the period.

(2) Total cash costs per ounce is a non-GAAP measure.  For reconciliation of this measure to production costs, as reported in the financial statements, see Note 1 to the financial statements at the end of this press release.

Replay archive:

Please dial the 416-640-1917 or Toll-free access number 877-289-8525, passcode 21294130#.

The conference call will be replayed from Wednesday, February 18, 2009 at 7:00 PM (E.S.T.) to Wednesday, February 25, 2009 11:59 PM (E.S.T.).

The webcast along with presentation slides will be archived for 180 days on the Company’s website.

Cash Position Remains Strong, Despite Large Investments in Gold Growth

Cash and cash equivalents decreased to $99.4 million at December 31, 2008 from the September 30, 2008 balance of $112.2 million.  As expected, all of the Company’s operating cash flow and a portion of its existing cash balances were reinvested in its gold growth projects.  Capital expenditures in the quarter were $230.5 million, including $81.3 million at Meadowbank, $7.0 million on Goldex, $36.5 million at Kittila, $18.4 million at LaRonde, $51.4 million at Pinos Altos and $29.5 million at Lapa.  For the full year 2008, capital expenditures totaled $908.9 million.

In 2009, capital expenditures are expected to total approximately $450 million.  With its cash balances, anticipated cash flows and $345 million of available bank lines, Agnico-Eagle is fully funded for the development and exploration of its pipeline of gold projects in Canada, Finland and Mexico.

Gold Reserves at Record Level.  New Year-End 2010 Target for Gold Reserves Set at 20 Million to 21 Million Ounces

At year-end 2008, the Company’s gold reserves totaled 18.1 million ounces, an increase of 8% over 2007 levels.  The largest increase came from the Pinos Altos property where approximately one million ounces of reserves were added in 2008.  Also, the LaRonde mine replaced its produced ounces, effectively adding a year to its mine life.

In 2009, it is expected that Agnico-Eagle’s overall reserves figure will continue to grow as the Company continues to convert its resource to reserves and continues the exploration of its properties outside of current resource envelopes.  Agnico-Eagle’s goal is to increase gold reserves, from the existing portfolio of mines and projects, reaching 19 million to 20 million ounces by year-end 2009.  Agnico-Eagle is also presenting a target for year-end 2010 gold reserves of between 20 million and 21 million ounces of gold.

The Company anticipates that the main contributors to the targeted increase in gold reserves, and further increases to gold resources, are likely to be:

•                  Continued conversion of Agnico-Eagle’s current gold resources to reserves

•                  Depth extension of the main Suuri and Roura zones at Kittila

•                  New gold zones to the north of the Kittila reserves

•                  At Meadowbank, potential of the Goose South zone at depth and strike extension

•                  Extensions at depth at Santo Nino, Cerro Colorado and San Eligio zones at Pinos Altos

•                  New gold zones in the Creston Mascota area to the northwest of the Pinos Altos gold and silver reserve

A summary of the Company’s year-end 2008 and 2007 gold reserves follows:

	Proven & Probable Reserve (000s ounces)
Gold Reserve Summary	2008	2007
LaRonde	4,974	4,958

Goldex	1,571	1,634

Lapa	1,061	1,071

Kittila	3,224	2,996

Pinos Altos	3,593	2,547

Meadowbank	3,638	3,453
Total	18,061	16,659

Agnico-Eagle’s proven and probable byproduct reserves total approximately 141 million ounces of silver, 584,000 tonnes of zinc and 103,000 tonnes of copper.

See the following section titled “Detailed Mineral Reserve and Resource Data” for the full details of the Company’s reserve and resource position.

Tonnage amounts and contained metal amounts presented in the table and in this news release have been rounded to the nearest thousand.

Gold Resources Rise to Record Level

Exploration drilling during 2008 resulted in 1.7 million ounces of resource material being converted into the reserve category.  In spite of this conversion, the resources continued to grow at several of the mines and projects.

The assumptions used in calculating the 2008 reserves and resources were $725 per ounce gold, $13.32 per ounce silver, $1.27 per pound zinc, $3.15 per pound copper, $0.90 per pound lead, a C$/US$ exchange rate of 1.09, a US$/Euro exchange rate of 1.37, and a Mexican Peso/US$ exchange rate of 11.00.  For every 10% change in the gold price (leaving all other assumptions unchanged), there would be an estimated 2% change in proven and probable reserves.  The metals prices and exchange rates used in the reserve and resource calculation are the trailing three year averages for such prices or rates in each case, as mandated by the U.S. Securities and Exchange Commission.

The byproduct reserves and resources for silver, zinc, copper and lead contained in the LaRonde ore body, and the silver reserves contained at Pinos Altos, are presented in the “Detailed Mineral Reserve and Resource Data” section set out below, and are not included in Agnico-Eagle’s gold reserve and resource totals.  Please see this section for more detailed reserve and resource estimates for all of the Company’s properties.

LaRonde Mine - Strong Production and Cost Control Performance Continues

The LaRonde mill processed an average of 7,025 tonnes of ore per day in the fourth quarter of 2008, compared with an average of 7,119 tonnes per day in the corresponding period of 2007.  Milling performance for the full year 2008 was 7,229 tonnes per day versus 7,325 tonnes per day in 2007.  LaRonde has now been operating at a steady state of more than 7,200 tonnes per day for more than five years, continuing to demonstrate the reliability of this world class mine.

Minesite costs per tonne(3) were approximately C$64 in the fourth quarter.  These costs are lower than the C$65 per tonne experienced in the fourth quarter of 2007.  Minesite costs per tonne for the full year 2008 were on target at approximately C$67, only two percent higher than 2007.

On a per ounce basis, net of byproduct credits, LaRonde’s total cash costs per ounce were $545 in the fourth quarter on production of 54,270 ounces of gold.  This compares with the results of the fourth quarter of 2007 when total cash costs per ounce were minus $184 on production of 60,183 ounces of gold.  The increase in total cash costs is largely due to significantly lower byproduct metal prices which caused substantial concentrate settlement losses in the fourth quarter of 2008.  This resulted in a realized zinc price in the fourth quarter of only $0.30 per pound versus an average spot price of $0.54 per pound.  Compared to the fourth quarter of 2007, realized zinc prices were down 71% in the fourth quarter of 2008.

For the full year 2008, LaRonde’s total cash costs per ounce were $106 on gold production of 216,208 ounces, placing it among the lowest cash cost gold mines in the industry.  This compares to minus $365 on gold production of 230,992 in 2007, when byproduct metals prices were much stronger.

Gold production in 2009 at LaRonde is expected to be approximately 203,000 ounces as the gold grade of the orebody continues to decline (partly due to a higher gold price) until 2012 when the deeper, gold rich, ore is accessed via the new internal shaft of the LaRonde Extension.

LaRonde Extension – Shaft Sinking Well Advanced

During the fourth quarter of 2008, approximately 163 metres of shaft sinking was completed on the new internal shaft, compared to 137 metres during the third quarter of 2008.  Shaft sinking performance has been good with the shaft down to a depth of approximately 570 metres out of a total planned depth of 840 metres from the underground shaft collar (which is 2,030 metres below surface).  The project remains on schedule.

Overall, proven and probable gold reserves at LaRonde and the LaRonde Extension total 5.0 million ounces from 35.8 million tonnes grading 4.3 grams per tonne (“g/t”).  Life of mine

(3) Minesite costs per tonne is a non-GAAP measure.  For reconciliation of this measure to production costs, as reported in the financial statements, see Note 1 to the financial statements at the end of this news release.

average annual gold production is expected to be approximately 320,000 ounces per year through 2022.  First production is expected from the new internal shaft in 2011.

Goldex Mine – Achieving Targets

The Goldex mill processed an average of 6,141 tonnes per day in the fourth quarter of 2008, exceeding plan.  The design capacity for the plant is approximately 6,900 tonnes per day.  This rate has already been exceeded periodically in 2009.

During the fourth quarter of 2008, approximately 573,000 tonnes of ore were blasted at Goldex compared with approximately 560,000 tonnes hoisted.  For the full year 2008, approximately 1.4 million tonnes were blasted while approximately 900,000 tonnes were hoisted.  This is necessary as the mining method used at Goldex requires some of the broken ore to be temporarily left within the mining block as ground support.  As a result of this method, production blasting is expected to be completed in 2012, while the anticipated mine life extends through 2017.

Minesite costs per tonne at Goldex were approximately C$24 in the fourth quarter, down from $34 in the third quarter of 2008.  As the mine started up in 2008, there is no corresponding 2007 quarter.  Minesite costs per tonne for the full year 2008 were approximately C$27, reflecting the start-up phase of the mine when higher costs were realized.

Fourth quarter 2008 gold production was 31,972 ounces compared with the third quarter of 2008 when gold production was 17,159 and the mine was in its initial start-up phase.  The mine achieved commercial production in August 2008.

Goldex’s total cash costs per ounce were $323 in the fourth quarter.  For the full year 2008, Goldex’s total cash costs per ounce were $419 on gold production of 57,436 ounces, reflecting the partial year and the start-up phase of the mine.  Gold production for 2009 is expected to be 165,000 ounces.  Life of mine production is expected to average 160,000 ounces annually.

A scoping study is underway to examine the possibility of increasing the capacity of the mine from 6,900 tonnes per day to at least 8,000 tonnes per day.  This may require additions to the crushing and grinding circuit and additions to the mining fleet.  Results of the study are expected to be released in the second quarter of 2009.

Kittila Mine – Commercial Production Expected in the Second Quarter of 2009

The Kittila mine poured its first gold on January 14, 2009.  Also during the month, the first bars were delivered to the refinery for final processing.  In January, approximately 2,100 ounces of gold were produced.  As a conservative measure, Agnico-Eagle has not budgeted any gold production in the first quarter of 2009 while the commissioning is taking place.

The commissioning process in the mill is proceeding in a sequential manner and is anticipated to be complete in the second quarter of 2009.  The grinding circuit has achieved its design criteria and the autoclave is operating at expected oxidation and throughput levels.  However, metallurgical optimization of the flotation circuit and process optimization of the leach circuit are ongoing.  Additionally, due to the accumulation of fine ore in the bin, inadequate ore flow has affected the operation to date.  This problem will be addressed by refining the crushing circuit.

During the fourth quarter of 2008, the Kittila mill processed a total of 108,341 tonnes of ore resulting in 9,429 tonnes of concentrate being processed by the autoclave, and a further 3,920 tonnes of concentrate being held in the concentrate storage area at year end.  At the end of the quarter, 4,590 tonnes of concentrate was in the storage area.    Gold output in the fourth quarter was 3,118 ounces in concentrate form.

At the end of the quarter, the ore stockpile at Kittila contained approximately 199,000 tonnes, grading 4.8 grams per tonne.  During the quarter, mine personnel assumed all of the mining activities including drilling, blasting and haulage from the contractors.

Underground development exceeded plan during the quarter achieving 859 meters on a plan of 690 meters.  Many of the performance issues encountered during the initial part of the year were resolved resulting in significantly improved productivity.

Gold production is expected to be 125,000 ounces for the full year.  Life of mine annual production is expected to average approximately 150,000 ounces.

A scoping study is underway examining the possibility of significantly increasing the production rate at Kittila.  This plan involves sinking a shaft on the property.  Results of the study are expected to be released in the fourth quarter of 2009.

Lapa – the Next New Gold Mine

Good lateral development performance was achieved in the fourth quarter with 2,375 metres being driven.  An additional 1,000 metres of vertical development was also achieved.

While the main activity at Lapa continues to be lateral and vertical development, the first test stope was mined during the fourth quarter of 2008.  Drilling began on December 11th on stope 80-31 and the first production blast was on December 25th.  Overall, performance of the drilling and blasting was as expected.  A total of 1,100 tonnes, grading 12.7 g/t, was mucked and placed on the surface stockpile.  The total surface stockpile at the end of January 2009 was approximately 31,000 tonnes grading 8.9 g/t.

The addition to the plant at LaRonde, where the Lapa ore will be processed, is expected to be complete early in the second quarter of 2009.  Lapa is expected to begin gold production near the end of the second quarter of 2009.

Probable gold reserves at Lapa total 1.1 million ounces from 3.7 million tonnes grading 8.8 grams per tonne.  Life of mine average annual gold production is expected to be approximately 115,000 ounces per year through 2015.

Construction at Pinos Altos Progressing as Expected

Construction of the new Pinos Altos mine is well advanced.  Commissioning and first gold production are expected before the end of the third quarter of 2009.  The SAG mill foundations were completed and mechanical installation started.  The leach pads were also completed.

During the fourth quarter of 2008, construction advanced rapidly in the process plant, electric line, shop/warehouse and heap leach areas.

Open pit mining continued with 10.1 million total tonnes mined by year end, approximately 23% above plan.  First ore was mined to the stockpile during the fourth quarter.

Underground development productivity improved by about 12% over the previous quarter and total development by year-end was 3,669 meters.  Performance is expected to continue to improve with the new additional mining equipment that was delivered to the site at the beginning of 2009.

Pinos Altos Grows by One Million Ounces of Gold and 27 Million Ounces of Silver

Following a successful drilling program in 2008, probable reserves total 3.6 million ounces of gold and 100.0 million ounces of silver from 41.7 million tonnes grading 2.7 grams per tonne of gold and 74.6 grams per tonne of silver.  Life of mine average annual gold production is expected to be approximately 175,000 ounces of gold and 2.6 million ounces of silver per year over a 13 year mine life.

However, a feasibility study is expected to be released soon on the potential to add incremental production from the Creston Mascota deposit, which contains 0.4 million ounces of the Pinos Altos gold reserve.  Creston Mascota is roughly 10 kilometres to the northwest of the main Santo Nino deposit at Pinos Altos.  The study is considering a stand-alone heap leach operation.

Meadowbank Construction Update

Construction of the new Meadowbank mine is well advanced.  Commissioning and first gold production are expected before the end of the first quarter of 2010.

Probable gold reserves total 3.6 million ounces from 32.8 million tonnes grading 3.5 grams per tonne.  Life of mine average annual gold production is expected to be approximately 350,000 ounces per year over a 10 year mine life.

Pre-stripping in the Portage pit is underway with approximately 800,000 tonnes of waste rock hauled during the fourth quarter of 2008.

During the fourth quarter of 2008, the mill, power house and service buildings were fully enclosed. Work is currently continuing on the SAG mill foundations and internal foundations during the winter season.

Most of the earthwork related to the construction of the East Dike were completed by the end of the third quarter of 2008. During the fourth quarter of 2008, the emphasis was placed on the grouting of the foundation of the dike.  Casing installation is virtually complete.  Bedrock drilling has now progressed to 33% completion.

Construction of the Bay-Goose Dykes are scheduled for 2009 and 2010.  Completion of the East Dyke will permit the start of initial production from the Portage Open Pit while completion of the two additional dykes will permit the extension of the Portage open pit as well as access the higher grade ore of the Goose Island open pit by 2011.  Work has started on dewatering the Portage open pit area.

Preparations are underway for the 2009 sea lift season. The outstanding mill and mining equipment as well as consumables for the following year are scheduled to be delivered this summer.  It is expected to start commissioning the plant near the beginning of 2010.

About Agnico-Eagle

Agnico-Eagle is a long established, Canadian headquartered, gold producer with operations located in Quebec and Finland, and exploration and development activities in Canada, Finland, Mexico and the United States.  Agnico-Eagle’s LaRonde mine is Canada’s largest gold mine in terms of reserves.  The Company has full exposure to higher gold prices consistent with its policy of no forward gold sales.  It has paid a cash dividend for 27 consecutive years.

AGNICO-EAGLE MINES LIMITED

SUMMARY OF OPERATIONS KEY PERFORMANCE INDICATORS

(thousands of United States dollars, except where noted, US GAAP basis)

(Unaudited)

	Three months ended		Year ended
	December 31,		December 31,
	2008	2007	2008	2007
Gross profit (exclusive of amortization shown below)
LaRonde	$12,125	$66,548	$164,157	$266,101
Goldex	14,464	—	17,919	—
Operating margin	26,589	66,548	182,076	266,101
Amortization	12,538	6,157	36,133	27,757
Corporate	3,255	13,849	49,952	79,066
Income before tax	10,796	46,542	95,991	159,278
Tax provision	(11,078)	(18,620)	22,824	19,933
Net earnings	$21,874	$65,162	$73,167	$139,345
Net earning per share	$0.15	$0.46	$0.51	$1.05
Operating cash flow (deficit)	$(46,442)	$48,840	$118,081	$245,523
Realized price per sales volume (US$):
Gold (per ounce)	$789	$895	$879	$748
Silver (per ounce)	$9.22	$14.40	$14.92	$13.63
Zinc (per tonne)	$663	$2,313	$1,745	$2,941
Copper (per tonne)	$(374)	$6,134	$6,220	$6,994
Payable production:
Gold (ounces)
LaRonde	54,270	60,183	216,208	230,992
Goldex (Note 2)	31,972	—	57,436	—
Kittila (Note 3)	3,118	—	3,118	—
	89,360	60,183	276,762	230,992
Silver (000s ounces)	930	1,166	4,079	4,920
Zinc (tonnes)	14,383	17,563	65,755	71,577
Copper (tonnes)	1,737	2,156	6,922	7,482
Payable metal sold:
Gold (ounces — LaRonde)	57,391	58,917	214,153	229,316
Gold (ounces — Goldex)	30,588	—	44,448	—
	87,979	58,917	258,601	229,316
Silver (000s ounces)	965	1,214	4,023	5,171
Zinc (tonnes)	12,142	19,191	62,653	72,905
Copper (tonnes)	1,943	2,157	6,913	7,466
Total cash costs per ounce (Note 1):
Gold
LaRonde	$545	$(184)	$106	$(365)
Goldex (Note 2)	323	—	419	—
Weighted average total cash costs per ounce(1)	$463	$(184)	$162	$(365)

Notes:

(1) Total cash costs per ounce, net of copper, zinc and byproduct credits. Total is weighted average based on commercial production ounces.

(2) Includes non-commercial production of 10,089 ounces in full year.

(3) Includes non-commercial production of 3,118 ounces in Q4 and in full year.

AGNICO-EAGLE MINES LIMITED

CONSOLIDATED BALANCE SHEETS

(thousands of United States dollars, US GAAP basis)

(Unaudited)

	As at	As at
	December 31,	December 31,
	2008	2007
ASSETS
Current
Cash and cash equivalents	$99,381	$396,019
Trade receivables	45,640	79,419
Inventories:
Ore stockpiles	24,869	5,647
Concentrates	5,013	1,913
Supplies	40,014	15,637
Other current assets	136,377	91,125
Total current assets	351,294	589,760

Other assets	8,383	16,436
Future income and mining tax assets	21,647	17,805
Property, plant and mine development	2,997,500	2,123,397
	$3,378,824	$2,747,398

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Accounts payable and accrued liabilities	$139,795	$108,227
Dividends payable	28,304	26,280
Interest payable	146	—
Income taxes payable	4,814	—

Total current liabilities	173,059	134,507

Bank debt	200,000	—

Fair value of derivative financial instruments	12,823	—

Reclamation provision and other liabilities	71,770	57,941

Future income and mining tax liabilities	403,416	496,016

Shareholders’ equity
Common shares
Authorized — unlimited
Issued — 154,808,918 (December 31, 2007 — 142,403,379)	2,299,747	1,931,667
Warrants	24,858	—
Stock options	41,052	23,573
Contributed surplus	15,166	15,166
Retained earnings	157,541	112,240
Accumulated other comprehensive loss	(20,608)	(23,712)

Total shareholders’ equity	2,517,756	2,058,934
	$3,378,824	$2,747,398

AGNICO-EAGLE MINES LIMITED

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

(thousands of United States dollars except share and per share amounts, US GAAP basis)

(Unaudited)

	Three months ended
	December 31,		Year ended December 31,
	2008	2007	2008	2007

REVENUES
Revenues from mining operations	$73,235	$108,728	$368,938	$432,205
Interest and sundry income	2,395	6,349	11,721	25,142
Write-down on sale of available-for-sale securities	(39,224)	—	(74,812)	—
Gain on sale of available-for-sale securities	—	—	25,626	4,088
	36,406	115,077	331,473	461,435
COSTS AND EXPENSES
Production	46,645	42,180	186,862	166,104
Loss on derivative financial instruments	—	—	—	5,829
Exploration and corporate development	8,541	6,849	34,704	25,507
Amortization	12,538	6,157	36,133	27,757
General and administrative	6,731	13,747	47,187	38,167
Provincial capital tax	2,018	(1,306)	5,332	3,202
Interest	596	632	2,952	3,294
Foreign currency loss (gain)	(51,459)	276	(77,688)	32,297

Income before income, mining and federal capital taxes	10,796	46,542	95,991	159,278
Income and mining tax expense (recovery)	(11,078)	(18,620)	22,824	19,933

Net income for the period	$21,874	$65,162	$73,167	$139,345

Net income per share — basic	$0.15	$0.46	$0.51	$1.05

Net income per share — diluted	$0.15	$0.46	$0.50	$1.04

Weighted average number of shares outstanding (in thousands)
Basic	148,041	140,618	144,741	132,768
Diluted	149,189	141,808	145,889	133,958

AGNICO-EAGLE MINES LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(thousands of United States dollars, US GAAP basis)

(Unaudited)

	Three months ended		Year ended
	December 31,		December 31,
	2008	2007	2008	2007
Operating activities
Net income for the period	$21,874	$65,162	$73,167	$139,345
Add (deduct) items not affecting cash:
Amortization	12,538	6,157	36,133	27,757
Future income and mining taxes	(16,661)	(13,841)	16,681	16,380
Unrealized loss on derivative contracts	—	—	—	5,018
Gain on sale of available-for-sale securities	39,224	—	49,186	(4,088)
Amortization of deferred costs and other	(51,343)	4,945	(60,079)	54,355
Changes in non-cash working capital balances
Trade receivables	15,171	(4,800)	33,779	5,568
Income taxes payable	4,814	—	4,814	(14,231)
Other taxes recoverable	3,768	—	(28,299)	—
Inventories	(2,656)	862	(45,904)	(1,187)
Other current assets	(35,602)	(25,276)	3,965	(39,055)
Interest payable	(312)	—	146	—
Accounts payable and accrued liabilities	(37,257)	15,631	34,492	55,661

Cash provided by (used in) operating activities	(46,442)	48,840	118,081	245,523

Investing activities
Additions to property, plant and mine development	(230,547)	(203,085)	(908,853)	(523,793)
Acquisition, investments and other	1,411	(2,446)	(58,922)	(34,166)
Cash acquired upon acquisition of Cumberland Resources Ltd.	—	—	—	96,043

Cash used in investing activities	(229,136)	(205,531)	(967,775)	(461,916)

Financing activities
Dividends paid	—	—	(23,779)	(13,406)
Repayment of capital lease	(755)	—	(16,178)	(3,418)
Bank debt	(100,000)	—	200,000	—
Proceeds from common shares issued	337,912	124,181	376,265	144,138
Warrants issued, net	24,858	—	24,858	—

Cash provided by financing activities	262,015	124,181	561,166	127,314

Effect of exchange rate changes on cash and cash equivalents	735	935	(8,110)	26,481

Net increase in cash and cash equivalents during the period	(12,828)	(31,575)	(296,638)	(62,598)
Cash and cash equivalents, beginning of period	112,209	427,594	396,019	458,617

Cash and cash equivalents, end of period	$99,381	$396,019	$99,381	$396,019

Other operating cash flow information:
Interest paid during the period	$2,976	$768	$6,345	$2,406
Income, mining and capital taxes paid during the period	—	$(1,406)	$3,854	$22,138

Note 1: Reconciliation of Total Cash Costs Per Ounce and Minesite Costs Per Tonne

(thousands of dollars, except	Three months ended	Three months ended	Year ended	Year ended
where noted)	December 31, 2008	December 31, 2007	December 31, 2008	December 31, 2007

Production costs per Consolidated Statements of Income	$46,645	$42,180	$186,862	$166,104
Adjustments:
Byproduct revenues	(3,144)	(56,022)	(142,337)	(260,668)
Inventory adjustment(i)	(1,848)	3,194	1,561	11,528
Non-cash reclamation provision	(323)	(427)	(1,266)	(1,264)

Cash operating costs	$41,330	$(11,075)	$44,820	$(84,300)

Gold production (ounces)	89,360	60,183	276,762	230,992

Total cash costs (per ounce)(ii)	$463	$(184)	$162	$(365)

	Three months ended	Three months ended	Twelve months ended	Twelve months ended
(thousands of dollars, except where noted)	December 31, 2008	December 31, 2007	December 31, 2008	December 31, 2007
Production costs per Consolidated Statements of Income	$46,645	$42,180	$186,862	$166,104

Attributable to LaRonde	34,411	42,180	166,496	166,104
Attributable to Goldex	12,234	—	20,366	—
Total	$46,645	$42,180	$186,862	$166,104

LaRonde Cost per Tonne
Production costs	$34,411	$42,180	$166,496	$166,104
Adjustments:
Inventory adjustments (iii)	(1,416)	(1,660)	45	916
Non-cash reclamation provision	(288)	(427)	(1,194)	(1,264)
Minesite operating costs (US$)	$32,707	$40,093	$165,347	$165,756
Minesite operating costs (C$)	$41,519	$42,878	$176,893	$177,735
Tonnes of ore milled (000s tonnes)	646	655	2,639	2,673
Minesite costs per tonne (C$) (iv)	$64	$65	$67	$66

Goldex Cost per Tonne
Production costs	$12,234	$—	$20,366	$—
Adjustments:
Inventory adjustments (iii)	(1,882)	—	(448)	—
Non-cash reclamation provision	(39)	—	(72)	—
Minesite operating costs (US$)	$10,313	$—	$19,846	$—
Minesite operating costs (C$)	$13,463	$—	$23,224	$—
Tonnes of ore milled (000s tonnes)	565	—	851	—
Minesite costs per tonne (C$) (iv)	$24	$—	$27	$—

Notes:

(i)                                     Under the Company’s revenue recognition policy, revenue is recognized on concentrates when legal title passes. Since total cash costs are calculated on a production basis, this inventory adjustment reflects the sales margin on the portion of concentrate production for which revenue has not been recognized in the period.

(ii)                                  Total cash costs is not a recognized measure under US GAAP and this data may not be comparable to data presented by other gold producers. The Company believes that this generally accepted industry measure is a realistic indication of operating performance and is useful in allowing year over year comparisons. As illustrated in the table above, this measure is calculated by adjusting Production Costs as shown in the Consolidated Statements of Income and Comprehensive Income for net byproduct revenues, royalties, inventory adjustments and asset retirement provisions. This measure is intended to provide investors with information about the cash generating capabilities of the Company’s mining operations. Management uses this measure to monitor the performance of the Company’s mining operations. Since market prices for gold are quoted on a per ounce basis, using this per ounce measure allows management to assess the mine’s cash generating capabilities at various gold prices. Management is aware that this per ounce measure of performance can be impacted by fluctuations in byproduct metal prices and exchange rates. Management compensates for the limitation inherent with this measure by using it in conjunction with the minesite costs per tonne measure (discussed below) as well as other data prepared in accordance with US GAAP. Management also performs sensitivity analyses in order to quantify the effects of fluctuating metal prices and exchange rates.

(iii)                               This inventory adjustment reflects production costs associated with unsold concentrates.

(iv)                              Minesite costs per tonne is not a recognized measure under US GAAP and this data may not be comparable to data presented by other gold producers. As illustrated in the table above, this measure is calculated by adjusting Production Costs as shown in the Consolidated Statements of Income and Comprehensive Income for inventory and asset retirement provisions and then dividing by tonnes processed through the mill. Since total cash costs data can be affected by fluctuations in byproduct metal prices and exchange rates, management believes minesite costs per tonne provides additional information regarding the performance of mining operations and allows management to monitor operating costs on a more consistent basis as the per tonne measure eliminates the cost variability associated with varying production levels. Management also uses this measure to determine the economic viability of mining blocks. As each mining block is evaluated based on the net realizable value of each tonne mined, in order to be economically viable the estimated revenue on a per tonne basis must be in excess of the minesite costs per tonne. Management is aware that this per tonne measure is impacted by fluctuations in production levels and thus uses this evaluation tool in conjunction with production costs prepared in accordance with US GAAP. This measure supplements production cost information prepared in accordance with US GAAP and allows investors to distinguish between changes in production costs resulting from changes in production versus changes in operating performance.

Detailed Mineral Reserve and Resource Data (as at December 31, 2008)

	Au	Ag	Cu	Zn	Pb	Au	Tonnes
Category and Zone	(g/t)	(g/t)	(%)	(%)	(%)	(000s oz.)	(000s)

Proven Mineral Reserve
Goldex	1.95					27	434
Kittila	4.84					31	199
Lapa	7.53					6	23
LaRonde	2.76	67.87	0.33	3.27	0.37	362	4,075
Pinos Altos	1.35	19.08				4	97
Subtotal Proven Mineral Reserve	2.77					430	4,828

Probable Mineral Reserve
Goldex	2.05					1,544	23,391
Kittila	4.69					3,193	21,171
Lapa	8.80					1,055	3,730
LaRonde	4.52	31.18	0.28	1.42	0.12	4,612	31,735
Meadowbank	3.45					3,638	32,773
Pinos Altos	2.68	74.61				3,589	41,669
Subtotal Probable Mineral Reserve	3.55					17,631	154,469
Total Proven and Probable Mineral Reserves	3.53					18,061	159,297

	Au	Ag	Cu	Zn	Pb	Tonnes
Category and Zone	(g/t)	(g/t)	(%)	(%)	(%)	(000s)
Indicated Mineral Resource
Bousquet	5.63					1,704
Ellison	5.68					415
Goldex	1.79					220
Kittila	2.99					3,471
Lapa	4.36					987
LaRonde	1.83	26.77	0.15	1.55	0.16	6,349
Meadowbank	2.17					21,956
Pinos Altos	1.00	26.08				12,468
Total Indicated Resource	2.07					47,569

	Au	Ag	Cu	Zn	Pb	Tonnes
Category and Zone	(g/t)	(g/t)	(%)	(%)	(%)	(000s)
Inferred Mineral Resource
Bousquet	7.45					1,667
Ellison	5.81					786
Goldex	2.42					11,949
Kittila	4.42					17,550
Lapa	7.97					761
LaRonde	5.91	18.91	0.44	0.77	0.08	4,937
Meadowbank	2.78					4,953
Pinos Altos	1.65	39.95				4,000
Total Inferred Resource	3.84					46,603

Forward-Looking Statements

The information in this press release has been prepared as at February 18, 2008. Certain statements contained in this press release constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward looking information under the provisions of Canadian provincial securities laws. When used in this document, words such as “anticipate”, “expect”, “estimate,” “forecast,” “planned”, “will”, “likely” and similar expressions are intended to identify forward-looking statements and are referred to herein as “forward-looking statements”.

Such statements include without limitation: the Company’s forward looking production guidance, including estimated ore grades, metal production, life of mine horizons, and projected exploration and capital expenditures, including costs and other estimates upon which such projections are based; the Company’s goal to increase its mineral reserves and resources; and other statements and information regarding anticipated trends with respect to the Company’s operations and exploration. Such statements reflect the Company’s views as at the date of this press release and are subject to certain risks, uncertainties and assumptions. Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by Agnico-Eagle as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The factors and assumptions of Agnico-Eagle contained in this news release, which may prove to be incorrect, include, but are not limited to, the assumptions set forth herein and in management’s discussion and analysis as well as: that there are no significant disruptions affecting operations, whether due to labour disruptions, supply disruptions, damage to equipment, natural occurrences, political changes, title issues or otherwise; that permitting, development and expansion at each of Agnico-Eagle’s development projects proceeds on a basis consistent with current expectations, and that Agnico-Eagle does not change its development plans relating to such projects; that the exchange rate between the Canadian dollar, European Union euro, Mexican peso and the United  States dollar will be approximately consistent with current levels or as set out in this news release; prices for gold, silver, zinc, copper and lead will be consistent with Agnico-Eagle’s expectations; that prices for key mining and construction supplies, including labour costs, remain consistent with Agnico-Eagle’s current expectations; that production meets expectations; that Agnico-Eagle’s current estimates of mineral reserves, mineral resources, mineral grades and mineral recovery are accurate; that there are no material delays in the timing for completion of ongoing development projects; and that there are no material variations in the current tax and regulatory environment.  Many factors, known and unknown, could cause the actual results to be materially different from those expressed or implied by such forward looking statements. Such risks include, but are not limited to: the volatility of prices of gold and other metals; uncertainty of mineral reserves, mineral resources, mineral grades and mineral recovery estimates; uncertainty of future production, capital expenditures, and other costs; currency fluctuations; financing of additional capital requirements; cost of exploration and development programs; mining risks; risks associated with foreign operations; governmental and environmental regulation; the volatility of the Company’s stock price; and risks associated with the Company’s byproduct metal derivative strategies. For a more detailed discussion of such risks and other factors, see the Company’s Annual Information Form and Annual Report on Form 20-F for the year ended December 31, 2007, as well as the Company’s other filings with the Canadian Securities Administrators and the U.S. Securities and Exchange Commission (the “SEC”). The Company does not intend, and does not assume any obligation, to update these forward-looking statements and information, except as required by law. Accordingly, readers are advised not to place undue reliance on forward-looking statements. Certain of the foregoing statements, primarily related to projects, are based on preliminary views of the Company with respect to, among other things, grade, tonnage, processing, mining methods, capital costs, total cash costs, minesite costs, and location of surface infrastructure and actual results and final decisions may be materially different from those current anticipated.

Notes To Investors Regarding The Use Of Resources

Cautionary Note To Investors Concerning Estimates Of Measured And Indicated Resources.

This press release may use the terms “measured resources” and “indicated resources”. We advise investors that while those terms are recognized and required by Canadian regulations, the SEC does not recognize them. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

Cautionary Note To Investors Concerning Estimates Of Inferred Resources.

This press release may also use the term “inferred resources”. We advise investors that while this term is recognized and required by Canadian regulations, the SEC does not recognize it. “Inferred resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

Scientific And Technical Data

Agnico-Eagle Mines Limited is reporting mineral resource and reserve estimates in accordance with the CIM guidelines for the estimation, classification and reporting of resources and reserves.

Cautionary Note To U.S. Investors - The SEC permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this press release, such as “measured”, “indicated”, and “inferred”, and “resources” that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Form 20-F, which may be obtained from us, or from the SEC’s website at: http://sec.gov/edgar.shtml.  A “final” or “bankable” feasibility study is required to meet the requirements to designate reserves under Industry Guide 7.  Estimates were calculated using historic three-year average metals prices and foreign exchange rates in accordance with the SEC Industry Guide 7.  Industry Guide 7 requires the use of prices that reflect current economic conditions at the time of reserve determination which Staff of the SEC has interpreted to mean historic three-year average prices.  The assumptions used for the mineral reserves and resources estimate reported by the Company on February 18th, 2009 were based on three year  average prices for the period ending December 31, 2008  of $725 per ounce  gold, $13.32 per ounce silver, $1.27 per pound zinc, $3.15 per pound copper, $0.90 per pound lead and C$/US$, US$/Euro and MXP/US$ exchange rates of 1.09, 1.37 and 11.00, respectively.

The Canadian Securities Administrators’ National Instrument 43-101 (“NI 43-101”) requires mining companies to disclose reserves and resources using the subcategories of “proven” reserves, “probable” reserves, “measured” resources, “indicated” resources and “inferred” resources. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

A mineral reserve is the economically mineable part of a measured or indicated resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A mineral reserve includes diluting materials and allows for losses that may occur when the material is mined. A proven mineral reserve is the economically mineable part of a measured resource for which quantity, grade or quality, densities, shape and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. A probable mineral reserve is the economically mineable part of an indicated mineral resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit.

A mineral resource is a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge. A measured mineral resource is that part of a mineral resource for which quantity, grade or quality, densities, shape, physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity. An indicated mineral resource is that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonable assumed. An inferred mineral resource is that part of a mineral resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

Investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

A feasibility study is a comprehensive study of a mineral deposit in which all geological, engineering, legal, operating, economic, social, environmental and other relevant factors are considered in sufficient detail that it could reasonably serve as the basis for a final decision by a financial institution to finance the development of the deposit for mineral production.

The mineral reserves presented in this disclosure are exclusive of mineral resources.

Property/Project name and location	Qualified Person responsible for the current Mineral Resource and Reserve Estimate relationship to Agnico- Eagle	Date of most recent SEDAR Technical Report (NI 43- 101) disclosure
LaRonde, Bousquet & Ellison, Quebec ,Canada	François Blanchet Ing., LaRonde Division Superintendent of geology	March 24, 2005
Kittila, Finland	Marc Legault P.Eng., VP Project Development	December 11, 2008
Pinos Altos, Chihuhua, Mexico	Dyane Duquette, P.Geo., senior geologist, Abitibi Technical Services Group	September 24, 2007
Meadowbank, Nunavut, Canada	Dyane Duquette, P.Geo., senior geologist, Abitibi Technical Services Group	December 15, 2008
Goldex, Quebec, Canada	Richard Genest, Ing., Goldex Division Superintendent of geology	October 27, 2005
Lapa, Quebec, Canada	Normand Bédard, P.Geo., Lapa Superintendant of geology	June 8, 2006.

The effective date for all of the Company’s mineral resource and reserve estimates in this press release is December 31st, 2008. No independent verification of the data has been published. Additional information about each of the mineral projects that is required by NI 43-101, sections 3.2 and 3.3 and paragraphs 3.4 (a), (c) and (d) can be found in the Technical Reports referred to above, which may be found at www.sedar.com. Other important operating information can be found in the Company’s press release dated December 3rd, 2008.

The contents of this press release have been prepared under the supervision of, and reviewed by, Marc Legault P.Eng., Vice-president Project Development and a “Qualified Person” for the purposes of NI 43-101.

Note Regarding Certain Measures Of Performance

This press release presents measures including “total cash costs per ounce” and “minesite cost per tonne” that are not recognized measures under US GAAP. This data may not be comparable to data presented by other gold producers. The Company believes that these generally accepted industry measures are realistic indicators of operating performance and useful for year over year comparisons. However, both of these non-GAAP measures should be considered together with other data prepared in accordance with US GAAP, and these measures, taken by themselves, are not necessarily indicative of operating costs or cash flow measures prepared in accordance with US GAAP.  The Company provides a reconciliation of realized total cash costs per ounce and minesite costs per tonne to the most comparable US GAAP measures in its annual and interim filings with securities regulators in Canada and the United States.  A reconciliation of the Company’s total cash cost per ounce and minesite cost per tonne to the most comparable financial measures calculated and presented in accordance with US GAAP for the Company’s historical results of operations is set out in Note 1 to the financial statements included herein.